

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 7, 2011

Edward Zinser
Chief Financial Officer
Boingo Wireless, Inc.
10960 Wilshire Blvd., Suite 800
Los Angeles, California 90024

  Re: **Boingo Wireless, Inc.**
       Registration Statement on Form S-1
       Amendment No. 1
       Filed on February 25, 2011
       File No. 333-171719

Dear Mr. Zinser:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update the financial information included in your filing in accordance with the requirements of Rule 3-12 of Regulation S-X.

2.   In future amendments to your Form S-1, please provide a currently dated consent from your auditor, in accordance with Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K.

Management's Discussion and Analysis, page 30

Overview, page 30

Key Business Metrics, page 31

3.   We note your response to comment five from our prior comment letter dated
        February 9, 2011, however it appears the acquisitions did have a significant
        impact on the amount of the increase in revenue. This impact should be
        explained, in quantified detail, within your disclosures of your growth in
        revenues, key performance indicators, and your comparative discussions of your
        results of operations so that it is transparent to readers how much of the increase
        in revenue is attributable to the addition of recently acquired businesses and how
        much is attributable to actual growth.

Revenue Recognition, page F-14

4.   We note your response to comment 10 from our prior comment letter dated
        February 9, 2011. Your revised disclosure implies that you experience no
        refunds, please revise your disclosure to clarify and discuss the company's refund
        policy and experience, as well as how refunds are accounted for.

Non-controlling interests, page F-18

5.   We note your response to comment 11 from our prior comment letter dated
        February 9, 2011. It remains unclear how you account for amounts due to
        Detroit's minority shareholders. As requested in comment six from our prior
        comment letter dated February 9, 2011, please explain whether the fixed amount
        payable to the Detroit minority shareholders was considered as part of the
        purchase price, and if not, explain why not. It appears that this amount should
        have been considered as part of the purchase price and recorded as a liability at
        the time of the acquisition.

6.   In your disclosure you describe amounts payable to Chicago minority interest
        holders of $332k and $394k at December 31, 2008 and 2009, respectively. These
        amounts reconcile to Net income (loss) attributable to non-controlling interests on
        your Consolidated Statements of Operations. In your response to comment 11,
        however, you attribute only $314k to the Chicago non-controlling interest
        holders. Please explain to us this difference in the amounts.

7.   Regarding your arrangement involving the Detroit concourse, we note in 2008 an
        additional $30 was due and payable as a result of "a contract extension amongst
        the members." With a view towards expanded disclosure please explain to us all

of the terms of this contract, why it was necessary for you to obtain an extension, and describe the benefit the Company is receiving in exchange for this payment.

8.   Please file the Concourse Communications Detroit, LLC agreement as an exhibit to your Form S-1.

9.   We note your response to comment 12 from our prior comment letter dated February 9, 2011. You state that you are required to distribute annually to the Chicago minority interest holders, 30% of allocated net profits less capital expenditures of the preceding year, for the term of the agreement. Please disclose the term of both the Detroit and Chicago distribution agreements, as requested in our initial comment, both here and in your discussion on page 33.

7. Business acquisitions, page F-25

10.   We note your response to comment 14 from our prior comment letter dated February 9, 2011. Please identify for readers the intangible asset that you adjusted for the allocation of the additional purchase consideration. Pursuant to ASC 350-30-35-6, this intangible asset should be amortized over its useful life. Disclose why you are immediately expensing the full amount of the purchase consideration and explain to us your basis in GAAP for doing so, or revise your policy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Attorney-Advisor, at (202) 551-3399, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Ilan Lovinsky, Esq.
        Gunderson Dettmer

        Facsimile to (877) 881-9192